Wedbush Securities Inc.
Notes to Statement of Financial Condition
June 30, 2016

(1) Organization and Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is an investment firm headquartered in Los Angeles that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, sales and trading, and asset management services to individual, institutional, and corporate clients predominately located in the United States of America. The Company is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange (NYSE) and Chicago Mercantile Exchange (CME), as well as other stock and commodity exchanges. The Company is a registered investment advisor with the SEC and was a foreign exchange broker with the CFTC until August 22, 2016, when the Company withdrew its registration as a Forex Dealer Member. The Company is wholly owned by WEDBUSH, Inc. (Parent).

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) Fair Value

Assets and liabilities are stated at fair value. Certain assets and liabilities, including Cash and cash equivalents, Cash and securities segregated for the benefit of clients, Client receivables and payables, Securities borrowed and loaned, Securities purchased under agreements to resell, Securities sold under repurchase agreements, Short-term financing, Accounts payable and accrued liabilities, and Receivables from and Payables to brokers, dealers, and clearing organizations, have a carrying value that approximates fair value. The Company's financial instruments are carried at fair value and recorded on a trade-date basis.

(d) Revenue Recognition

Transaction fees revenues and related expenses are recorded on a trade-date basis as securities transactions occur and primarily include commissions earned from private client services, correspondent and institutional clients.

The Company recognizes interest income on an accrual basis. Premiums and discounts on mortgage-backed securities are amortized or accreted into income using the effective interest method over the life of the related security, as adjusted for anticipated prepayments.

Revenues from investment banking are recognized when the services related to the underlying transaction are completed under the terms of the engagement. Underwriting revenues are presented net of related expenses.

Asset management fees are based on the value of the assets in the clients' account balance at the end of the prior quarter.

Securities services revenues include correspondent trading, sponsored access, equity research, activity assessment, and market center activity fees. Additionally, securities services include per account fees such as revenues from fee-based accounts and IRA fees which are recognized into income as earned over the term of the contract. Activity assessment fees from transactions on the sale of securities and market center activity fees for adding or taking liquidity to the marketplace (i.e. national stock exchanges, electronic communications networks, and alternative trading systems) are recorded net of payments to others.

(e) Cash and Cash Equivalents

The Company maintains cash in accounts held by major banks and financial institutions, which at times, exceed the amounts insured by the U.S. government. The Company has not experienced any losses related to these balances.

(f) Resell and Repurchase Agreements

Resell and repurchase agreements are collateralized financing transactions and are recorded at their contracted amounts, with accrued interest. Contract values approximate fair value. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under repurchase transactions. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on the resell and repurchase transactions as of June 30, 2016:

	Contract Value	Fair Value
Resell Agreements		
Securities purchased under agreements to resell	$ 134,704,000	$ 135,312,000
Repurchase Agreements		
Securities sold under repurchase agreements	$ 108,276,000	$ 114,169,000

(g) Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at June 30, 2016. At June 30, 2016, the fair value of exchange memberships was $2,907,000 and is included in Exchange memberships and other assets in the Statement of Financial Condition.

(h) Intangible Assets

The Company accounts for the disposition of long-lived intangible assets subject to amortization and impairment in accordance with FASB Accounting Standards Codification (ASC) 360, *Property, Plant and Equipment*. Management assesses potential impairments whenever events or changes in circumstances indicate that the carrying value of an asset (or asset group) may not be recoverable. An impairment loss should be recognized when the carrying value exceeds its fair value. During the year ended June 30, 2016, the Company has not performed any impairment tests as no events or circumstances have indicated a potential impairment. The Company amortizes the definite life intangible assets on a straight-line basis over their useful life.

(i) Accounting Developments

In June 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-11, *Transfers and Servicing – Repurchase-to-Maturity Transactions, Repurchase Financing, and Disclosures*, to eliminate diversity in practice. The amendments in this update require two accounting changes. First, the amendments in this update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in this update require disclosures for certain transactions comprising a transfer of a financial asset accounted for as a sale and an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material effect on the Company's Statement of Financial Condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's Statement of Financial Condition.

(2)   Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash, certificates of deposit, short-term investments purchased under agreements to resell, and securities owned according to the regulatory standards of Rule 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts and are exclusively for the benefit of clients. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries and securities guaranteed by the U.S. government. Segregated securities owned consist of securities guaranteed by the U.S. government.

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2016:

Cash	$	693,751,000
U.S. government securities		213,026,000
Short-term investments purchased under agreements to resell		1,500,304,000
Total cash and securities segregated for the benefit of clients	**$**	**2,407,081,000**

The fair value of the short-term investments obtained from counterparties as collateral on the resell transactions were $1,606,697,000 as of June 30, 2016.

Clients' funds, regulated under the Commodity Exchange Act, as amended, are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in customers' regulated trading accounts, as shown in the Statement of Financial Condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin.

At June 30, 2016, assets segregated or held in separate accounts under Commodity Exchange Act regulations included in Cash and securities segregated for the benefit of clients are as follows:

Segregated for clients trading on U.S. futures exchanges		
Cash	$	363,257,000
Deposits with clearing organizations		450,621,000
Receivable from clearing organizations		1,885,000
Total cash and securities segregated for the benefit of clients	**$**	**815,763,000**
Held in separate accounts for foreign futures and options clients		
Cash	$	29,383,000
Deposits with clearing organizations		10,305,000
Receivable from clearing organizations		38,000
Total held in separate accounts for foreign futures and options clients	**$**	**39,726,000**

Balances in the table above, with the exception of cash, are included in Receivables from brokers, dealers, and clearing organizations in the Statement of Financial Condition, whereas cash is included in Cash and securities segregated for the benefit of clients in the Statement of Financial Condition.

(3) Clients Receivables and Clients Payables

Amounts receivable from and payable to clients include amounts due or held in cash and on margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities, cash commodities, and options on futures contracts owned by clients and held as collateral or as margin is not reflected in the Statement of Financial Condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the reserve include past experience, degree of concentration, and quality of collateral. Receivables are presented net of reserves. The reserve as of June 30, 2016 was $5,418,000.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations result from the Company's normal trading activities and consist of the following as of June 30, 2016:

Securities failed to deliver	$	18,513,000
Amounts due from brokers, dealers, and clearing organizations		397,530,000
Deposits with clearing organizations		88,591,000
Total receivables from brokers, dealers, and clearing organizations	**$**	**504,634,000**
Securities failed to receive	$	16,174,000
Amount due to brokers, dealers, and clearing organizations		15,295,000
Total payables to brokers, dealers, and clearing organizations	**$**	**31,469,000**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

Net payables related to unsettled trades are included in Payables to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

(5) Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include Securities owned, Securities segregated for the benefit of clients, and Securities sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under FASB ASC 820, *Fair Value Measurements and Disclosures,* as the price which would be received to sell an asset, or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a

fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

(b) ***Valuation Technique***

Securities owned, and securities sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques, and are reported as Level 2.

Valuations of Level 3 mortgage-backed securities are calculated using a discounted cash flow model. The discounted cash flow model is based on a number of factors, including but not limited to, voluntary prepayment rate, constant default rate, severity, modification, delinquency, and recoveries. Factors including recent trading price and activity of comparable bonds are also considered.

(c)   Detail of Financial Instruments

The following table presents financial instruments at fair value as of June 30, 2016:

	Level 1	Level 2	Level 3	Balance at June 30, 2016
Assets				
Securities owned				
U.S. agency and municipal securities	$ -	$ 62,688,000	$ -	$ 62,688,000
Corporate debt securities	-	23,000	-	23,000
Corporate equities				
Business services	776,000	-	-	776,000
Consumer products	125,000	-	-	125,000
Financials	5,387,000	-	-	5,387,000
Industrials	1,033,000	-	-	1,033,000
Health care	33,000	-	-	33,000
Technology	151,000	-	-	151,000
Other industries	12,432,000	-	-	12,432,000
Listed options	270,000	-	-	270,000
Total securities owned	**$ 20,207,000**	**$ 62,711,000**	**$ -**	**$ 82,918,000**
Securities segregated for the benefit of clients				
U.S. government securities	$ -	$ 213,026,000	$ -	$ 213,026,000
Total securities segregated for the benefit of clients	**$ -**	**$ 213,026,000**	**$ -**	**$ 213,026,000**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities	$ 8,584,000	$ -	$ -	$ 8,584,000
U.S. agency and municipal securities	-	182,000	-	182,000
Corporate equities				
Business services	16,000	-	-	16,000
Consumer products	91,000	-	-	91,000
Financials	1,438,000	-	-	1,438,000
Industrials	213,000	-	-	213,000
Health care	176,000	-	-	176,000
Technology	52,000	-	-	52,000
Other industries	438,000	-	-	438,000
Listed options	22,000	-	-	22,000
Total securities sold, not yet purchased	**$ 11,030,000**	**$ 182,000**	**$ -**	**$ 11,212,000**

Included in Securities owned is $41,957,000 of securities pledged as collateral to various counterparties.

(d)   Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement, and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin, or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client non-performance. However, transactions are collateralized by the underlying

security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2016, at fair values of the related securities and will incur a loss if the fair values of the related securities increases subsequent to June 30, 2016.

The Company also executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and requires additional collateral when necessary. The Company requires a customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer's activities may be subject to above normal market risks.

(7) Offsetting of Financial Assets and Liabilities

The Company has securities borrowed and securities loaned that are subject to master netting arrangements. Under U.S. GAAP, in certain circumstances, the Company may elect to present certain financial assets, liabilities, and related collateral subject to master netting arrangements in a net position in the Statement of Financial Condition. However, the Company does not report any of these financial assets or liabilities on a net basis, and instead presents them on a gross basis in the Statement of Financial Condition. Additionally, the Company does not report derivative positions on a net basis.

(8) Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers, and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(9) Derivatives

FASB ASC 815, *Derivatives and Hedging*, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges," and those that do not qualify for such accounting. The Company's derivatives are carried at fair value and do not qualify for ASC 815 hedge accounting treatment.

During the year ended June 30, 2016, the Company traded listed and over-the-counter options as derivatives for speculative purposes. Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell financial instruments to the option writer within a defined time

period for a specified price. However, the Company ceased trading listed and over-the-counter options as derivatives for speculative purposes upon the discontinuance of Market Strategies. See Note 2 *Discontinued Operations*.

The Company enters into futures contracts and equity options to hedge a portion of its trading inventory, or for its own account. The majority of these derivative positions are exchange listed.

The following table details the notional and fair value of the Company's derivative positions as of June 30, 2016:

	Notional Value	Fair Value
Asset Derivatives		
Futures	$ -	$ 176,000
Equity options	$ 1,401,000	$ 14,000
Liability Derivatives		
Futures	$ 51,235,000	$ 175,000
Equity options	$ 5,190,000	$ 22,000

(10) Intangible Assets

Intangible assets are included as components of Exchange memberships and other assets in the Statement of Financial Condition. The intangible assets are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment.

In July of 2014, the Company acquired select assets of Crossland LLC, including its futures execution and clearing operations, in addition to $1,000,000 of non-compete agreements. The transaction provided a more expansive range of centralized services across the equities, fixed income, options, and futures markets for the Company's combined client base. In April 2016, the Company and selling members amended the purchase agreement and the Company made payments of $992,000 to the selling members in exchange for cancellation of the earn-out provisions. The intangible assets are being amortized on a straight-line basis through June 30, 2018, the date on which the non-compete agreements expire.

In December of 2014, the Company acquired certain assets of KCG Americas LLC related to its agency futures operations, previously doing business as KCG Futures, including $298,000 of non-compete agreements. In addition to the initial consideration, the acquisition agreement also provides for additional consideration to be paid in amounts ranging from $500,000 to $1,500,000 over the next four years if certain performance conditions are met. The transaction continues to build the Wedbush Futures' offerings and enhances the firm's service by expanding its futures, foreign exchange and cross asset class margin clearing, execution and custody capabilities. The intangible assets are being amortized on a straight-line basis over a period of four years.

The following is a summary of the non-compete agreements as of June 30, 2016:

Non-compete agreements	$ 2,141,000
Less accumulated amortization	(586,000)
Net intangibles	**$ 1,555,000**

Amortization of the non-compete agreements is to be recorded in subsequent years as follows:

Fiscal Year Ending		Non-compete agreements
2017	$	762,000
2018		762,000
2019		31,000
Total	$	**1,555,000**

(11) Share-Based Compensation – Options and Awards

During fiscal year 2014, the Parent established a new stock options and awards plan (2014 Plan) to replace the existing plan (2003 Plan) (combined, the Plans) expiring during the 2014 fiscal year. The 2014 Plan is authorized to issue up to 950,000 shares and options to acquire common shares of the Parent. This is in addition to the 1,040,000 shares authorized under the 2003 Plan. Both Plans' terms and conditions, including vesting, are determined by the Parent's Board of Directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying Parent shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in Parent shares are also granted and may vest over periods ranging up to five years. The Parent issues new shares upon the vesting of share-based awards and upon the exercise of options.

The Parent also issues restricted shares as a form of compensation. Share-based compensation may be issued in the form of restricted share awards to colleagues whose compensation exceeds a certain threshold.

(a) 2014 Plan

Under the 2014 Plan, there were 14,865 unvested restricted Parent common share awards outstanding at June 30, 2016.

Options outstanding at June 30, 2016, are as follows:

2014 Plan	Shares	Weighted Average Exercise Price Per Share		Weighted Average Call Price Per Share	
Exercisable	22,500	$	20.42	$	1.99
Not vested	12,500	$	20.35	$	1.91
Ending balance	**35,000**	$	**20.39**	$	**1.96**

Under the 2014 Plan, the weighted average remaining contractual life for options outstanding was 4.9 years at June 30, 2016.

(b) 2003 Plan

Under the 2003 Plan, there were 808 unvested restricted Parent common share awards outstanding at June 30, 2016.

Options outstanding at June 30, 2016, are as follows:

2003 Plan	Shares	Weighted Average Exercise Price Per Share	Weighted Average Call Price Per Share
Exercisable	71,236	$ 27.23	$ 3.67
Not vested	-	$ -	$ -
Ending balance	**71,236**	**$ 27.23**	**$ 3.67**

Under the 2003 Plan, the weighted average remaining contractual life for options outstanding was 2.1 years at June 30, 2016.

(12) Income Taxes

The Company is included in the filing of the Parent's consolidated tax return for federal tax purposes and in the Parent's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its Parent, whereby the Company calculates its corresponding tax amounts on a separate return basis utilizing current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the Parent and corresponding consolidated group. With a few exceptions, the Parent is no longer subject to U.S. federal examinations for the years before June 30, 2013, and to state and local tax examinations for the years before June 30, 2011.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in Income tax expense.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the Statement of Financial Condition.

Included in Other receivables in the Statement of Financial Condition are net income taxes receivable from the Parent of $72,000 at June 30, 2016.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carry forwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2016:

Deferred tax assets		
Net operating loss	$	5,847,000
Accrued expenses not yet deductible		4,507,000
Allowance for doubtful receivables		4,255,000
Deferred rent credit		2,236,000
Amortization of book-tax difference		1,470,000
Legal reserves		1,093,000
Accrued reserve		536,000
Total deferred tax assets	**$**	**19,944,000**
Deferred tax liabilities		
Unrealized gains not taxable	$	(2,508,000)
Other deferred tax liabilities		(14,000)
Total deferred tax liabilities		**(2,522,000)**
Net deferred tax assets	**$**	**17,422,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the Statement of Financial Condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. Management believes that it is more likely than not that the deferred tax assets will be realized. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and Parent.

(13) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital (as defined) equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions (as defined). The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items and subjects the Company to certain notification provisions.

As an FCM, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain adjusted net capital (as defined), equivalent to the greater of 8% of customer and noncustomer risk maintenance margin requirements on all positions (as defined), or $20,000,000 plus 5% of the amount of retail foreign exchange balances in excess of $10,000,000. Prior to June 30, 2016, the Company ceased participation in retail foreign exchange transactions, and on August 22, 2016, the Company withdrew its registration as a Forex Dealer Member thereby eliminating the retail foreign exchange minimum capital requirement on a prospective basis. These CFTC regulations also prohibit a broker dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates, or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its

required minimum capital. An FCM's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies which may have capital requirements that are greater than the CFTC's.

The Company, as a dually registered broker dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. At June 30, 2016, the Company had net capital of $155,487,000 that was 18% of aggregate debit items and $103,332,000 in excess of the $52,155,000 required minimum net capital at that date.

(14) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $265,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2016, there was $78,000,000 of short-term borrowings outstanding under these secured credit lines. The Company also has an uncommitted secured credit line at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2016, there were no borrowings under this credit line. In addition, the Company can borrow on demand up to a maximum of $45,000,000 unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2016, there were $45,000,000 of short-term borrowings outstanding under these unsecured credit lines. All short-term financing arrangements have de minimis committed revolver fees.

(15) Profit-Sharing Retirement Plans

The Company has two trustee-directed defined contribution retirement plans qualified under Section 401(k) of the Internal Revenue Code that also cover colleagues of affiliated companies.

The Commissioned Employees' PS Retirement Plan covers eligible colleagues primarily compensated on a transaction fee and/or incentive basis. Annual contributions are a specified percentage of the voluntary colleague contributions, and are not required if earnings do not exceed defined levels. The Employees' PS Retirement Plan covers substantially all salaried colleagues. Contributions are determined by the Board of Directors of each affiliate based on a percentage of colleague compensation.

(16) Commitments, Contingencies, and Guarantees

(a) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Fiscal Year Ending		
2017	$	7,437,000
2018		7,458,000
2019		7,151,000
2020		5,999,000
2021		4,599,000
Thereafter		11,157,000
Total	$	**43,801,000**

Certain leases have escalation clauses and renewal options.

(b) Legal and Regulatory Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims, and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. Matters in which the Company is currently involved include cases primarily related to financial advisor activities and regulatory matters. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits, and regulatory investigations. Management accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the resolution of these legal and regulatory matters will not have a material impact beyond accrued settlements on the Company's Statement of Financial Condition.

(c) Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(17) Related-Party Transactions

In the normal course of business, colleagues, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from officers, directors and relatives were $16,047,000 and $9,056,000 from affiliates at June 30, 2016. Payables to officers, directors and relatives were $58,725,000 and payables to affiliates on client transactions were $70,640,000 at June 30, 2016. Receivables from and Payables to officers, directors, relatives, and affiliates are included in Client receivables and payables in the Statement of Financial Condition.

At June 30, 2016, included within the receivables from officers, directors, and relatives of officers and directors, were $16,022,000 of receivables collateralized by Parent shares held in their accounts at the Company. Management believes these receivables are at market terms and rates of interest.

Notes receivable from colleagues are generally from recruiting activities and are non-interest bearing. The notes are typically forgiven over a period of three to eight years, with a weighted average of 5.2 years. Notes receivable from colleagues totaled $6,404,000 at June 30, 2016. Receivables from affiliates related to intercompany transactions totaled $7,309,000 at June 30, 2016. Both notes receivable from colleagues and receivables from affiliates are included in Other receivables in the Statement of Financial Condition.

Lime Brokerage (Lime), a broker-dealer affiliated through common ownership, had a clearing deposit of $251,000, a commission receivable balance of $3,000, and a clearing account balance of $3,221,000 with the Company at June 30, 2016. Periodically, the Company enters into purchase and assignment agreements with Lime, whereby the Company assumes certain Lime receivables. At June 30, 2016, the Company had $143,000 of receivables assigned from Lime included in Other receivables in the Statement of Financial Condition. During the year ended June 30, 2016, the Company entered into an agreement to unconditionally guarantee the obligations of Lime under a master equipment lease agreement. Each equipment lease is 36 months in duration. Lime has future minimum lease payments under this agreement of $34,000 for each of the years ending June 30, 2017, 2018 and 2019.

The Parent engages in repurchase agreement transactions with the Company in order to finance its fixed income securities portfolio. In such transactions, the Parent sells the fixed income securities to the Company, under an agreement to repurchase them at a later date, in exchange for cash in an amount equal to the market value of the securities, with the securities serving as collateral on the loan. The interest rate on the loan is set at the prevailing repurchase agreement market rates for the type of securities involved in the transaction. On the repurchase date, the Parent returns the borrowed cash plus interest to the Company in exchange for the fixed income securities. At June 30, 2016, the Company had no repurchase agreements outstanding with the Parent.

(18) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2016, up until the date the Statement of Financial Condition were issued, and, except as disclosed, has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.

On July 31, 2016, SEC Rule 15b12-1 expired, thereby eliminating the permissions granted to a broker dealer to engage in retail foreign exchange transactions. Prior to June 30, 2016, the Company ceased participation in retail foreign exchange transactions, and the Company withdrew its registration as a Forex Dealer Member on August 22, 2016.